WITHDRAWAL REQUEST

Dominari Securities LLC

725 Fifth Avenue, 23rd Floor

New York, NY 10022

June 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549
Attention: Ms. Mariam Mansaray, Staff Attorney

Re: Siyata Mobile Inc.

Request for Withdrawal of Registration Statement on Form F-1

File No. 333-280002

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Dominari Securities LLC, as sole placement agent on a best-efforts basis, hereby joins Siyata Mobile Inc., (the “Company”) in withdrawing its request submitted on June 24, 2024 for acceleration of the effectiveness of the Registration Statement on Form F-1 (File No. 333-280002) (the “Registration Statement”) for June 25, 2024 at 4:30 p.m., Eastern Time.

Should you have any comments or questions regarding this matter, please contact our counsel at Lucosky Brookman LLP, Scott E. Linsky, at (732) 395-4400.

Thank you for your assistance in this matter.

Very truly yours,

Dominari Securities LLC

By:	/s/ Cosme Ordonez
Name:	Dr. Cosme Ordonez
Title:	Head of Investment Banking